UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

EXPLANATORY NOTE

As previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on February 13, 2026 (the “Prior 6-K”), Psyence Biomedical Ltd. (the “Company” or “PBM”) and Psyence Labs Ltd. (“PsyLabs”) entered into a Share Put Option and Amendment Agreement, dated July 3, 2025 (the “Put Option Agreement”). The Put Option Agreement was ratified and approved by the Company’s board of directors (the “Board”) on February 10, 2026.

The Put Option Agreement grants PsyLabs an irrevocable put option, exercisable during the 12-month period from July 3, 2025, to require the Company to subscribe for up to an aggregate of US$5,000,000 of ordinary shares of PsyLabs (the “PsyLabs Shares”), with the subscription amount to be settled by way of a share-for-share exchange (the “Share Exchange”), subject to the terms and conditions set forth therein.

On February 13, 2026, the Company received a written put option exercise notice (the “Exercise Notice”) from PsyLabs pursuant to the Put Option Agreement, exercising the put option with respect to a subscription amount of US$5,000,000 (the “Subscription Amount”).

Subject to the satisfaction or waiver of the applicable conditions precedent and bring-down conditions set forth in the Put Option Agreement, including approval of the transactions contemplated by the Exercise Notice by the Board, the Company expects to consummate the Share Exchange on or about February 25, 2026.

In connection with the Share Exchange, PsyLabs will issue to the Company 2,900 PsyLabs Shares, representing an aggregate value of US$5,000,000, based on a fair market valuation of PsyLabs of US$1,724, and the Company will issue to PsyLabs 1,146,159 common shares of the Company (the “PBM Shares”), calculated by dividing the Subscription Amount by the 30-day VWAP of the Company’s common shares of US$4,36 per share for the period ending immediately prior to the Closing Date, being the proposed closing date of the subscription as agreed between the parties.

No cash consideration will be exchanged in connection with the Share Exchange. Following the issuance of the PBM Shares, PsyLabs will beneficially own approximately 49.98% of the Company’s issued and outstanding common shares (based on 1,147,148 common shares outstanding prior to the issuance).

Related-Party Considerations and Corporate Governance.

Certain members of the Company’s management are affiliates of PsyLabs and have financial interests in PsyLabs. As a result, the Put Option Agreement and the transactions contemplated thereby constitute related-party transactions for purposes of applicable Canadian corporate law and Nasdaq rules.

As previously disclosed, certain executives, including the Executive Chairman, the Chief Financial Officer and the General Counsel of the Company provide consulting services to PsyLabs in exchange for consulting fees. Collectively, such individuals own (directly and indirectly) less than 13% of the outstanding shares of PsyLabs in the aggregate. Certain of these individuals are also members of the board of directors of subsidiaries of PsyLabs for purposes of safeguarding the Company's investment into the PsyLabs group.

In light of the foregoing, the Board established a special committee comprised solely of independent and disinterested directors (the “Special Committee”) to review, evaluate and, as applicable, approve the Put Option Agreement and the transactions contemplated by the Exercise Notice. The Special Committee, among other things:

●	reviewed the commercial rationale for the transaction;

●	considered the potential conflicts of interest;

●	evaluated an independent third-party valuation of PsyLabs; and

●	received advice from independent legal counsel.

Following such review, the Special Committee determined that the transactions contemplated by the Exercise Notice are fair to, and in the best interests of, the Company and its shareholders (other than any conflicted parties), and recommended that the Board approve the Share Exchange. The disinterested members of the Board approved the Share Exchange, with any conflicted directors recusing themselves from deliberations and voting.

The issuance of the PBM Shares is expected to be made in reliance on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The PBM Shares will be issued as restricted securities and may not be offered or sold absent registration or an applicable exemption from registration. The foregoing description of the Put Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Put Option Agreement.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Share Put Option and Amendment Agreement, dated February 13, 2026, by and between Psyence Biomedical Ltd. and PsyLabs Ltd. (incorporated by reference to Exhibit 10.1 filed with the SEC on February 13, 2026).
99.1*	Press Release, dated February 20, 2026.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2026

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Chief Executive Officer and Director

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